UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 001-37877

The Bank of N.T. Butterfield & Son Limited
(Translation of registrant’s name into English)

65 Front Street
Hamilton, HM 12
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

The Bank of N.T. Butterfield & Son Limited is filing this 6-K/A to include the 6-K cover page, which was inadvertently omitted from the original filing.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2020	THE BANK OF N.T. BUTTERFIELD & SON LIMITED

	By:	/s/Shaun Morris
	Name:	Shaun Morris
	Title:	General Counsel and Group Chief Legal Officer

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EXHIBIT INDEX

Exhibit	Description

99.1	News Release - Butterfield Annual General Meeting to be Virtual Only

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